Exhibit 99.1

MoneyHero Group to Announce Third Quarter 2025 Results

SINGAPORE, November 21, 2025 -- MoneyHero Limited (Nasdaq: MNY) (“MoneyHero” or the “Company”), a leading tech- and AI-powered personal finance aggregation and comparison platform and a digital insurance brokerage provider in Greater Southeast Asia, today announced that it will release its third quarter 2025 results on Friday, December 5, 2025 before market opens and will hold a related conference call to discuss the results at 8:00 a.m. EDT (or 9:00 p.m. Hong Kong / Singapore time) on the same day.

Investors and other interested parties may listen to the call by clicking on the registration link for the webcast or audio conference at:

Webcast: https://edge.media-server.com/mmc/p/jictztj7

Conference call: https://register-conf.media-server.com/register/BIa4d36247db734c50987d0493c6eaf2f9

The webcast replay will be available on the Investor Relations website for 12 months

About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY) is a tech- and AI-powered personal finance aggregation and comparison platform that provides consumers with actionable insights to discover, compare, and choose the best financial products with confidence — bringing data intelligence and seamless digital access across insurance and banking solutions. The Company operates in Singapore, Hong Kong, Taiwan and the Philippines. Its brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax and Seedly, as well as the B2B platform Creatory. The Company also retains an equity stake in Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C platform. MoneyHero had over 270 commercial partner relationships as at June 30, 2025, and had approximately 5.3 million Monthly Unique Users across its platform for the three months ended June 30, 2025. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

following the event.

For inquiries, please contact:

Investor Relations: IR@MoneyHeroGroup.com

Media Relations: Press@MoneyHeroGroup.com